FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Minutes of the Extraordinary General Meeting of the Stockholders Held on December 13, 2004

2.	Convocation to General Meeting of Stockholders, December 13, 2004

3.	Proposal by the Board of Directors to the Extraordinary General Meeting to be held on December 30, 2004

4.	Extract from the Minutes of the 339th Meeting of the Board of Directors, November 11, 2004

5.	Decisions Taken by the Meeting of the Supervisory Board on December 16, 2004.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON 13 DECEMBER 2004

At 8:30 a.m. on 13 December 2004, stockholders of Companhia Energética de Minas Gerais – Cemig, representing more than two thirds of the voting stock, as confirmed in the Stockholders’ Attendance Book, where all signed and made the required statements, met, on first convocation, at the company’s head office, at Av. Barbacena 1200, 18th floor, Minas Gerais State, Brazil. The stockholder The State of Minas Gerais was represented by the Attorney-General of the State, José Bonifácio Borges de Andrada, in accordance with Complementary Law 30 of 10 Aug 1993, as amended by Complementary Law 75, of 13 January 2004.  Initially, Ms. Anamaria Pugedo Frade Barros, Coordinator of the General Management Secretariat of Cemig, informed the meeting that there was in existence a quorum for the holding of an Extraordinary General Meeting of Stockholders, and that the stockholders should now choose a Chairman of this Meeting, in accordance with Clause 10 of the Company’s Bylaws.  Requesting permission to speak, the representative of the Stockholder State of Minas Gerais put forward the name of the stockholder Manoel Bernardino Soares to chair the meeting. The proposal put forward by the representative of the stockholder The State of Minas Gerais was put to the vote and approved unanimously.  The Chairman of the meeting then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, to be Secretary, requesting me to read the convocation announcement, published in the newspapers “Minas Gerais”, the official publication of the Powers of the State, on 26, 27 and 30 November 2004, “O Tempo”, on 26, 27 and 29 November 2004, and “Gazeta Mercantil”, on 27, 29 and 30 November 2004, of which the content is the following:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG – BRAZILIAN LISTED COMPANY - CNPJ 17.155.730/0001-64 – GENERAL MEETING OF STOCKHOLDERS – CONVOCATION – Stockholders are hereby called to an Extraordinary General Meeting of Stockholders, to be held on 13 December 2004, at 8.30 pm, at the Company’s head office at Avenida Barbacena 1200, 18th floor, in the city of Belo Horizonte, in the state of Minas Gerais, Brazil, to decide on the following matters:  I - Changes in the company’s bylaws, pending approval by Aneel:  1. Alteration of Clause 1, to adapt it to Law 15290, of 4 August 2004; 2. Alteration of Clause 7, to adapt it to Law 15290/2004; 3. Alteration of the head paragraph of Clause 9, to improve its drafting; 4. Insertion of a sole subparagraph in Clause 11 and of a fourth sub-paragraph in Clause 12, defining the structure and composition of the Management of the Company and of the subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.; 5. Alteration of the head paragraph of Clause 17, to improve its drafting; 6. Alteration of lines “a” and “e” of Clause 17, to redefine the attributions of the Board of Directors; 7. Alteration of sub-paragraph 2 of Clause 18, to provide that it shall be the function of the General Meeting of Stockholders to fix the benefits to which the Directors shall be entitled; 8. Alteration of sub-paragraph 3 of Clause 18, to establish the obligatory requirement for exercise of the positions corresponding to the Directors of the Company in the subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.; 9. Alteration of lines “a” and “e” of sub-paragraph 4 of Clause 21, to re-define the attributions of the Executive Officers; 10. Alteration of line “h” of sub-item III and of lines “g”, “h”, “i” and “j” of sub-item IV of Clause 22, to improve their drafting; 11. Alteration of Clauses 27, 28, 29, 30 and 31, to adapt them to the Company’s new dividend policy. II - Appointment of Deloitte Touche Tohmatsu to provide the services of valuation of the rights and obligations of Cemig, excluding its fixed assets, to be transferred to the Companies Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., preparing opinions, as provided for by Clause 8 of Law 10604, of 15 December 1976, to be used in the transfer of the rights and obligations of Cemig to the wholly-owned subsidiaries constituted to put into effect the process of “unbundling” of the Company.  Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s By-laws, by depositing, preferably by 9 December 2004, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of the company at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting. Belo Horizonte, 25 November 2004. Signed by: Wilson Nélio Brumer – Chairman”.

Before the agenda of the Meeting was opened to debate and put to the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that, in spite of the debate and argument in existence relating to the Stockholders’ Agreement signed with the State of Minas Gerais, he would vote in favor of the changes to the Bylaws, because he believed that this is in the interest of all the stockholders and of the Company itself.  The Chairman then requested the Secretary to read the Proposal of the Board of Directors, which relates to the agenda of the meeting, the content of which is as follows:

“PROPOSAL BY THE BOARD OF DIRECTORS TO THE GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON 13 DECEMBER, 2004.

Dear Stockholders: In view of the following: a) the new model for the Brazilian electricity sector established by Law 10848 of 15 March, 2004; b) the provisions of State Law 15290, of 4 August, 2004 which, as well as authorizing the stockholding reorganization of Cemig through the creation of wholly-owned subsidiaries constituted for the purpose of carrying out the activities of generation, transmission and distribution, repealed Clause 9 of State Law 828 of 14 December, 1951, thus restricting, so as to apply only to shares in Cemig issued up to 5 August, 2004, the obligation of the State of Minas Gerais to ensure a minimum annual divided of 6% (six percent) in years in which Cemig does not obtain sufficient profit to pay dividends to its stockholders; c) that the Board of Directors approved the 2004 Edition of the Cemig Strategic Guidelines Plan for 2005/2035, which establishes the new projections for the period 2005 to 2035, and has among its basic provisions a new dividend policy with payment of 50% (fifty percent) of the Company’s net profit that has real counterpart in the cash position, and extraordinary dividends every 2 (two) years, whenever there is free cash; d) the need to alter the bylaws to establish the Company’s new dividend policy; and e) The requirement that the changes in the bylaws be previously approved by ANEEL, the National Electricity Agency; the Board of Directors proposes to submit to the General Meeting of Stockholders, for approval: A) The following proposals for change in the bylaws of Cemig, pending approval of ANEEL: 1) Drafting of Clause 1 as follows: “Clause 1: Companhia Energética de Minas Gerais – Cemig, constituted on 22 May 1952 as a corporation with mixed private and public sector stockholdings, shall be governed by these bylaws and by the applicable legislation, and its objects are to build, operate and carry out commercial operation of systems of electricity generation, transmission, distribution and sale, and related services; to carry out activities in the various fields of energy, and any of its sources, with a view to economic and commercial operation; to provide consultancy services, within its field of operation, to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects. Sole sub-paragraph: The activities referred to in this clause may be carried out directly by Cemig or by companies constituted by Cemig, as intermediaries, or companies in which it has majority or minority stockholdings, upon decision by the Board of Directors, in accordance with State Laws 828 of 14 December, 1951, 8655 of 18 September, 1984 and 15290 of 4 August, 2004 and prior authorization by ANEEL, the Brazilian National Electricity Agency”. 2) Drafting of Clause 7 as follows: “Clause 7: In the business years in which the Company does not obtain sufficient profit to pay dividends to its stockholders, the State of Minas Gerais shall guarantee to the shares issued by the Company up to 5 August, 2004 and held by individuals a minimum dividend of 6% (six percent) per year, in accordance with Clause 9 of State Law 828 of 14 December, 1951, and State Law 15290 of 4 August, 2004.” 3) Drafting of the head paragraph of Clause 9 as follows: “Clause 9: The General Meeting of Stockholders shall meet, ordinarily, within the first 4 (four) months of the year, for the purposes specified by Law, and extraordinarily, whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days, and the terms of these bylaws and the relevant legislation shall be obeyed in its convocation, opening and decisions.” 4) Inclusion in Clause 11 of a sole subparagraph, drafted as follows: “Clause 11: … Sole sub-paragraph:  The structure and the composition of the Board of Directors and the Executive Board of the Company shall be identical in the subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the following exceptions: there shall be a Chief Energy Distribution and Sales Officer only in the subsidiaries Cemig Distribuição S.A, and a Chief Energy Generation and Transmission Officer only in the subsidiary Cemig Geração e Transmissão S.A.”. 5) Inclusion of a fourth sub-paragraph in Clause 12, with the following drafting: “Clause 12: ... § 4 – The Boards of Directors of the Subsidiary Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall be composed, obligatorily, by the sitting or substitute members elected to the Board of Directors of the Company.” 6) Drafting of the head paragraph and lines “a” and “e” of Clause 17 as follows: “Clause 17: As well as other matters attributed to it by law, the Board of Directors shall have the following attributions: a) To fix the general orientation of the Company’s businesses and to decide its organizational structure, and any changes to either, subject to these bylaws; ... e) To decide, on proposals put forward by the Executive Board, on contracts in general, loans, financings and other legal transactions to be entered into by the Company the amount of which is equal to or more than R$ 5,000,000.00 (five million Reais), subject to the terms of line “g” of  § 4 of Clause 21 below; ....”. 7) Drafting of § 2 and § 3 of Clause 18 as follows:

“Clause 18: ... § 2 – The global or individual amount of the remuneration of the Board of Directors and the Executive Board, including benefits of any type, shall be fixed by the General Meeting of Stockholders, in accordance with the legislation currently in effect. § 3 – The Directors shall exercise their positions as full-time occupations in the regime of exclusive dedication to the service of the Company.  They may at the same time hold and exercise non-remunerated positions in the management of the Company’s wholly-owned subsidiaries, subsidiaries or affiliated companies, at the option of the Board of Directors.  They shall, however, obligatorily exercise the corresponding positions in the subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.” 8) Drafting of lines “a” and “e” of sub-paragraph 4 of Clause 21 as follows: “Clause 21: ... § 4 – ... a) To approve the creation, attributions and abolition of the bodies of the organizational structure defined by Board of Directors, and the designations of their members from among the career employees of the Company, and also the issuance and modification of the corresponding organizational rules; ... e) Approval of contracts in general, loans, financings and other legal transactions to be entered into by the Company the amounts of which individually or jointly are lower than R$ 5,000,000.00 (five million Reais);” 9) Drafting of line “h” of Item III of Clause 22 as follows: “Clause 22: ... III... h) To engage in commercial relations and make sales of electricity and services to captive consumers;” 10) Drafting of lines “g”, “h”, “i” and “j” of Item IV of Clause 22 as follows: “Clause 22: ....  IV ... g) to carry out research, studies and analysis of the Brazilian Energy Market for the purposes of acting in the Electricity Sale Chamber (CCEE); h) to plan and carry out electricity purchase and sale transactions in the wholesale market and with free consumers, and also the operations of management of the associated risks; i) to carry out activities of purchase, sale and accounting of electricity in the Electricity Sale Chamber (CCEE); j) to represent the Company in relations with the Electricity Sale Chamber (CCEE);”. 11) Drafting of Clause 27 as follows: “Clause 27: The business year shall coincide with the calendar year, closing on 31 December of each year, when the financial statements shall be prepared, in accordance with the relevant legislation. Financial statements may be prepared six-monthly or for shorter periods.” 12) Drafting of the sole sub-paragraph of Clause 28 as follows: “Clause 28: Before any profit share, the accumulated losses and the provision for income tax shall be deducted from the result for the business year. Sole sub-paragraph: Allocation of the net profit ascertained in each business year shall be as follows: a) 5% (five percent) for the legal reserve, up to the limit specified by law; b) 50% (fifty percent) distributed as obligatory dividends to the stockholders of the Company, subject to the other terms of these bylaws and the applicable legislation; and c) The balance, after the retention specified in a capital expenditure and/or investment budget prepared by the management of the Company, in obedience to the Company’s Strategic Guidelines Plan and the dividend policy contained therein and duly approved, shall be applied in the constitution of a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 30 of these bylaws, up to the maximum limit specified by Clause 199 of the Corporate Law.” 13) Drafting of Clause 29 as follows: “Clause 29: The dividends shall be distributed in the following order: a) The annual minimum dividend guaranteed to the preferred shares; b) The dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares. § 1 – Once the dividends specified in lines “a” and “b” of the head paragraph of this clause have been distributed, the preferred shares shall have equality of rights with the common shares in any distribution of additional dividends. § 2 – The Board of Directors may declare interim dividends, in the form of interest on equity, to be paid from retained earnings, profit reserves or profits ascertained in six-monthly or interim financial statements. § 3 – The amounts paid or credited as interest on equity, in accordance with the relevant legislation, will be imputed as part of the amounts of the obligatory dividend or the statutory dividend of the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.” 14) Drafting of Clause 30 as follows: “Clause 30: Without prejudice to the obligatory dividend, every two years, starting from the business year of 2005, or with a shorter periodicity if the Company’s cash availability so permits, the Company shall use the profit reserve provided for by line “c” of Clause 28 of these bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Strategic Guidelines Plan and the Dividend Policy contained therein. § 1 – It shall be the function of the Board of Directors of the Company to approve the Strategic Guidelines Plan, and any provisions thereof. § 2 – The Company’s Strategic Guidelines Plan shall contain the long-term strategic planning, the basis, targets, objectives and results to be pursued and achieved by the Company and its dividend policy, and on these shall be based the plans, projections, activities, strategies, investments and expenses to be incorporated in the Company’s Multi-year Strategic Plan, and in the Annual Budget.” 15) Drafting of Clause 31 as follows: “Clause 31: The dividends declared, whether obligatory or extraordinary, shall be paid in 2 (two) equal installments, the first by 30 June and the second by 30 December of each year, and the Board of Directors shall decide the location and processes of payment, subject to these periods. Sole sub-paragraph: Dividends not claimed within a period of 3 (three) years, from the date on which they are placed at the disposal of the Stockholder, shall revert to the benefit of the Company.” B) Appointment of Deloitte Touche Tohmatsu for the provision of services of valuation of the rights and obligations of Cemig, excluding its fixed assets, to be transferred to Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., preparing opinions, as specified by Clause 8 of Law 10604 of 15 December, 1976, to be used in the transfer of the rights and obligations of Cemig to the wholly-owned subsidiaries constituted to carry out the process of de-verticalization (“unbundling”) of the Company.  As can be seen, the purpose of the present proposal is to serve the legitimate interests of the stockholders and of the Company, and for this reason the Board of Directors hopes that it will be approved by you, the stockholders. Belo Horizonte, 25 November 2004. Signed by: Wilson Nélio Brumer, Member; Member, Djalma Bastos de Morais; Vice-Chairman; Aécio Ferreira da Cunha, Member; Alexandre Heringer Lisboa, Member; Firmino Ferreira Sampaio Neto, Member; Francelino Pereira dos Santos, Member; Maria Estela Kubitschek Lopes, Member; Nilo Barroso Neto, Member”

The Chairman then put the Proposal of the Board of Directors to this Meeting for debate. Requesting to speak, the representative of the stockholder State of Minas Gerais suggested a slight alteration in the proposal under discussion, under which the drafting of Clause 28 of the bylaws would be the following: “Clause 28: Before any profit share, the accumulated losses and the provision for income tax shall be deducted from the result for the business year. Sole sub-paragraph: Allocation of the net profit ascertained in each business year shall be as follows: a) 5% (five percent) for the legal reserve, up to the limit specified by law; b) 50% (fifty percent) distributed as obligatory dividends to the stockholders of the Company, subject to the other terms of these bylaws and the applicable legislation; and c) The balance, after the retention specified in a capital expenditure and investment budget prepared by the management of the Company, in obedience to the Company’s Strategic Guidelines Plan and the dividend policy contained therein and duly approved, shall be applied in the constitution of a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 30 of these bylaws, up to the maximum limit specified by Clause 199 of the Corporate Law.”

The stockholder Marcelo Corrêia de Moura Baptista then asked to speak, and said that this Proposal transforms the credit receivable by Cemig into a bloodletting of its own funds. For each Real retained for the settlement of the debt owed by the State of Minas Gerais, the Company will have to distribute almost seven Reais in dividends. This, he continued, would you to de-capitalization, constituting an obstacle to investments, and increasing indebtedness. Also, with this Proposal more than R$ 9 billion would be remitted outside the country, constituting, in his opinion, a brutal transfer of income from a public company, based on high tariffs charged to the needy population, to the hands of private investors.  When the above-mentioned Proposal of the Board of Directors was submitted to the vote, with the amendment suggested by the representative of the stockholder State of Minas Gerais, it was partially approved, with votes against by the stockholder Marcelo Corrêia de Moura Baptista, for himself and for the Minas Gerais Intermunicipal Electricity Workers’ Union (Sindieletro), in relation to Item 11 of the convocation announcement, and by the representative of the stockholder State of Minas in relation to items 3, 5, 6 and 9 of the convocation announcement, which were rejected. The stockholders represented by Lucila Prazeres da Silva abstained.  The meeting was opened to speeches from the floor, and since no-one wished to speak, the chairman ordered the session suspended for the time necessary to write the minutes.  The session being reopened, the chairman offered the said minutes to debate and submitted them to the vote, and, verifying that they had been approved and signed, declared the meeting closed.  Be it hereby known that I, Anamaria Pugedo Frade Barros, Secretary, drafted these minutes and signed them jointly with all those present.

COMPANHIA  ENERGÉTICA  DE  MINAS  GERAIS - CEMIG
BRAZILIAN LISTED COMPANY  –  CNPJ 17.155.730/0001-64
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting, to be held on 30 December 2004, at 9:30 a.m. at the company’s head office at Avenida Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais State, Brazil, to decide on the following matters:

I – Authorization for the transfer of the generation, transmission and distribution establishments of Companhia Energética de Minas Gerais to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., by transfer of assets, rights, obligations intruding tax obligations, employees, clientele and other elements related to these activities.

II – Approval of the Opinion on Valuation of Goods and Physical/accounting Reconciliation of Assets of Companhia Energética de Minas Gerais, as provided for in Article 8 of Law 6404/76, prepared by SETAPE – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda, and also the transfer of the goods of Cemig’s fixed assets in service to the wholly owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

III – Approval of the Opinion on Monetary Special Obligations, Assets and Liabilities of Companhia Energética de Minas Gerais, as provided for by Article 8 of Law 6404/76, prepared by the company Deloitte Touche Tohmatsu Auditores Independentes, and also the transfer of the monetary special obligations, assets and liabilities of Cemig to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

IV – Authorization for the transfer, by 31 January 2005, through the paying up of the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., of the net value specified in the above-mentioned Opinions.

V – Authorization for the registration, in the account line Advances for future increases of capital, in Companhia Energética de Minas Gerais, of the accounting balances at 31 December 2004 of the goods, rights and obligations of Cemig, deducting the amount corresponding to the net amount of the values specified by the above-mentioned Opinions, the result of which shall be subscribed to the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição in 2005.

VI – Change in the composition of the Board of Directors and, consequently, election of the sitting and substitute members of the said Board, through cumulative vote, as requested by the stockholder Southern Electric Brasil Participações Ltda. and as a result of the resignation of one Board Member.

Pursuant to Clause 3 of CVM Instruction 165 of 11 December 1991, adoption of a requisition to elect members of the Board by the cumulative voting method requires the affirmative vote of stockholders representing in aggregate a minimum of 5% (five percent) of the company’s total voting stock.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the Company’s By-laws, by depositing, preferably by 28 December 2004, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, 13 December 2004.

Wilson Nélio Brumer

Chairman of the Board of Directors

PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL
MEETING TO BE HELD ON 30 DECEMBER 2004.

Dear Stockholders:

In view of the following:

a) the need to change the bylaws to improve the attributions of the Board of Directors, and to establish guiding procedures for preparation of the Company’s Master Guidelines Plan;

b) the requirement that any changes in the Bylaws should be previously approved by the National Electricity Agency (ANEEL);

c) that for Cemig to adapt to the new model for the electricity sector established by Law 10848 of 15 March 2004, it is necessary for it to carry out a stockholding restructuring;

d) that State Law 15290 of 4 August 2004 authorized the stockholding restructuring of Cemig, through the creation of wholly-owned subsidiaries constituted specifically for the activities of generation, transmission and distribution, upon decision by the Board of Directors of the company, with Cemig having the role of a holding company and keeping stockholding control of the companies to be created;

e) that the Board of Directors of Cemig, through CRCA/105/2004, of 27 August 2004, approved the creation of two wholly owned subsidiaries, one to be named Cemig Geração e Transmissão S.A. and the other Cemig Distribuição S.A.;

f) that there will be transferred to these wholly-owned subsidiaries goods, rights and obligations of Cemig related to the activities of generation, transmission and distribution of electricity;

g) that the company SETAPE – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda. was appointed by the Extraordinary General Meeting of Cemig held on 16 September 2004 to prepare Opinions on Valuation of Goods and Physical-accounting Reconciliation of the Assets of Cemig, as provided for by Clause 8 of Law 6404/76;

h)  that the company Deloitte Touche Tohmatsu Auditores Independentes was appointed by the Extraordinary General Meeting of Cemig to prepare another Opinion attesting to the balance of Monetary Special Obligations, Assets and Liabilities of Cemig, to be transferred to the subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.;

The Board of Directors proposes to submit to the Extraordinary General Meeting:

A) Authorization for the transfer of the establishments of generation, transmission and distribution of Cemig to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., through the transfer of goods, rights, obligations including tax obligations, employees, clientele and other elements related to these activities.

B) Approval of the Opinions on Valuation of Goods and Physical-accounting Reconciliation of Assets of Cemig, as provided for by Clause 8 of Law 6404/76, prepared by SETAPE – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda., and also the transfer of the goods of Cemig’s fixed assets in service to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., for the amounts, net of depreciation, of R$ 3,834,690,584.97 and R$ 4,143,272,149.71, respectively.

C) Approval of the Opinion on Monetary Special Obligations, Assets and Liabilities of Cemig, as provided for by Clause 8 of Law 6404/76, prepared by the company Deloitte Touche Tohmatsu Auditores Independentes, and also the transfer of the monetary special obligations, assets and liabilities of Cemig to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A., in the net negative amounts of R$ 1,575,671,165.99 and R$ 3,667,520.935.34, respectively.

D) Authorization for the transfer, up to 31 January 2005, through the paying-up of the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., of the net amount of the values specified in the above-mentioned Opinions to be approved in the Extraordinary General Meeting to be held on 30 December 2004.

E) Authorization for registration in the account line Advances for future increases of capital of Companhia Energética de Minas Gerais, of the accounting amounts at 31 December 2004  of the goods, rights and obligations of Cemig, less the amount of R$ 2,734,770,633.35, corresponding to the net amount of the above-mentioned Opinions to be approved at the said EGM, the result of which shall be incorporated into the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A in 2005.

As can be seen, the aim of this proposal is to meet legitimate interests of the stockholders and of the Company, and for this reason the Board of Directors expects that it will be approved by you, the stockholders.

Belo Horizonte, 13 December 2004.

Wilson Nélio Brumer

Chairman

Djalma Bastos de Morais

Vice-Chairman

Aécio Ferreira da Cunha

Member of the Board

Alexandre Heringer Lisboa

Member of the Board

Andréa Paula Fernandes

Member of the Board

Antônio Adriano Silva

Member of the Board

Antônio Luiz Barros de Salles

Member of the Board

Carlos Augusto Leite Brandão

Member of the Board

Firmino Ferreira Sampaio Neto

Member of the Board

Francelino Pereira dos Santos

Member of the Board

José Augusto Pimentel Pessôa

Member of the Board

Maria Estela Kubitschek Lopes

Member of the Board

Nilo Barroso Neto

Member of the Board

Oderval Esteves Duarte Filho

Member of the Board

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer No. 17.155.730/0001-64

Extract from the minutes of the 339th meeting of the Board of Directors.

Date, time and place: Nov 11, 2004, at 9:00 a.m., at the head offices, at Av. Barbacena, 1.200 – 18th floor, Belo Horizonte-MG.

Presiding officers: Chairman: Wilson Nélio Brumer / Secretary: Anamaria Pugedo Frade Barros.

Summary of events: I- The Board approved the minutes of this meeting. II- The Board determined that the re-negotiation of the CRC (Results to be Compensated Account) Contract between the State of Minas Gerais and CEMIG should be continued. III- The Chairman and the Members of the Board Andréa Paula Fernandes, Carlos Augusto Leite Brandão, José Augusto Pimentel Pessôa and Oderval Esteves Duarte Filho and Djalma Bastos de Morais commented on general matters and business of interest to the Company. Participants: Members of the Board Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Alexandre Heringer Lisboa, Andréa Paula Fernandes, Carlos Augusto Leite Brandão, Firmino Ferreira Sampaio Neto, Francelino Pereira dos Santos, José Augusto Pimentel Pessôa, Maria Estela Kubitschek Lopes, Nilo Barroso Neto, Oderval Esteves Duarte Filho and Francisco Sales Dias Horta; Flávio Decat de Moura, Director; and Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
CNPJ 17.155.730/0001-64

Decisions taken by the Meeting of the Supervisory Board on 16 Dec. 2004:

The Supervisory Board decided to authorize the signing of the documents below relative to the Queimado Hydro-electric:

                      1.       First, Second and Third amendments to the Contract of implementation of the project.

                      2.       Agreement for reciprocal settlement of rights and obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: December 17, 2004